

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2026

Michael Jardon
President and Chief Executive Officer
Expro Ltd
Expro Group Holdings N.V.
1311 Broadfield Boulevard, Suite 400
Houston, TX 77084

> **Re: Expro Ltd**
> **Registration Statement on Form S-4**
> **Filed April 1, 2026**
> **File No. 333-294836**

Dear Michael Jardon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Tull Florey